Management Report

Muttz Realty LLC
For the period ended December 31, 2024



Prepared by
RiverRidge CPA

Prepared on
January 28, 2025

Profit and Loss by Month

January - December 2024

	Jan 2024	Feb 2024	Mar 2024	Apr 2024	May 2024	Jun 2024	Jul 2024	Aug 2024	Sep 2024	Oct 2024	Nov 2024	Dec 2024	Total
INCOME													
Credit Card Rewards	207.36	53.39	141.82	53.39	33.02	38.30	37.84	35.62	33.19	15.79			649.72
Sales Commissions	90,758.00	33,275.00	23,946.00	30,012.50	51,270.00	36,822.50	33,437.50	57,258.50	19,707.50	20,585.00		12,900.00	409,972.50
Uncategorized Income	556.73			163.26		15.00							734.99
Total Income	**91,522.09**	**33,328.39**	**24,087.82**	**30,229.15**	**51,303.02**	**36,875.80**	**33,475.34**	**57,294.12**	**19,740.69**	**20,600.79**	**0.00**	**12,900.00**	**411,357.21**
COST OF GOODS SOLD													
Commissions Paid	55,084.00	20,620.00	16,038.00	26,962.30	16,554.00	16,750.00	32,748.00	7,960.00	9,650.00	16,068.00		10,155.00	228,589.30
Referral Fees				3,075.00									3,075.00
Total Cost of Goods Sold	**55,084.00**	**20,620.00**	**16,038.00**	**30,037.30**	**16,554.00**	**16,750.00**	**32,748.00**	**7,960.00**	**9,650.00**	**16,068.00**	**0.00**	**10,155.00**	**231,664.30**
GROSS PROFIT	**36,438.09**	**12,708.39**	**8,049.82**	**191.85**	**34,749.02**	**20,125.80**	**727.34**	**49,334.12**	**10,090.69**	**4,532.79**	**0.00**	**2,745.00**	**179,692.91**
EXPENSES													
Advertising and Marketing													0.00
Domain and Branding	167.99	298.46	174.55	174.55	174.55	174.55	178.77	181.10	181.10	181.10	181.10	181.10	2,248.92
Leads	27.31												27.31
Marketing		27.31	27.31								189.00		243.62
Social Media	400.00	330.00	900.00	300.00	497.50	842.14	640.00	375.00	330.00	400.00	520.00	500.00	6,034.64
Sponsorships			5,470.00	140.00	129.84	221.85			300.00				6,261.69
Total Advertising and Marketing	**595.30**	**655.77**	**6,571.86**	**614.55**	**801.89**	**1,238.54**	**818.77**	**856.10**	**511.10**	**770.10**	**701.10**	**681.10**	**14,816.18**
Cable and Internet		79.92	79.92	85.38	79.92	79.92	79.92	79.92	169.99	169.99	169.99	169.99	1,244.86
Continuing Education									516.21				516.21
General and Administrative													0.00
Bank Service Charges	0.38	0.37	0.38	0.38							-16.60	-18.07	-33.16
Dues and Subscriptions	45.00	45.00	2,870.00	252.67	390.99	590.00	90.00	120.00	90.00	163.50	90.00	1,292.00	6,039.16
Internet Expense		80.34	80.34	80.34	80.34	80.34	80.34	80.34	80.34	80.34	85.34	90.36	898.76
Telephone Expense	80.34	102.99					160.99	89.52	135.49	136.20			705.53
Total General and Administrative	**125.72**	**228.70**	**2,950.72**	**333.39**	**471.33**	**831.33**	**259.86**	**335.83**	**306.54**	**243.84**	**158.74**	**1,364.29**	**7,610.29**
Guaranteed Payments													0.00
John Guaranteed Payment	2,907.00	14,734.80			21,055.62	3,600.00	10,070.00	37,743.94	11,044.60				101,155.96
Manning Guaranteed Payments	74.45	74.45	74.45	74.45	2,825.64	2,474.45	74.45	74.45	74.45	74.45	74.45	22.30	5,992.44
Total Guaranteed Payments	**2,981.45**	**14,809.25**	**74.45**	**74.45**	**23,881.26**	**6,074.45**	**10,144.45**	**37,818.39**	**11,119.05**	**74.45**	**74.45**	**22.30**	**107,148.40**
Insurance	25.00	25.00	25.00	25.00	90.00	25.00	25.00	25.00	25.00	26.99	26.99	366.99	710.97
Legal and Professional Fees													0.00
Accounting Fees	-5,490.00												-5,490.00
Total Legal and Professional Fees	**-5,490.00**												**-5,490.00**
Meals	2,486.50	472.92	347.39	1,046.03	241.55	173.32	160.38	588.13		17.21		126.66	5,660.09
Misc Expense		-124.55	124.55										0.00
Nondeductible Expenses	129.02	103.36		45.86									278.24
Office Expenses													0.00
Computer and Software Expenses	227.12	289.28	396.59	207.59	229.44	245.83	223.98	223.98	229.44	229.44	267.68	229.44	2,999.81
Office Supplies	36.74		546.24		104.74	505.99	447.05	495.89			76.46	749.68	2,962.79

	Jan 2024	Feb 2024	Mar 2024	Apr 2024	May 2024	Jun 2024	Jul 2024	Aug 2024	Sep 2024	Oct 2024	Nov 2024	Dec 2024	Total
Printing and Reproduction		100.49		24.25	167.69	181.09	480.05	-244.59					708.98
Total Office Expenses	263.86	389.77	942.83	231.84	501.87	932.91	1,151.08	475.28	229.44	229.44	344.14	979.12	6,671.58
Repair & Maintenance		255.61		55.00									310.61
State and Local Taxes						436.95							436.95
Uncategorized Expense			281.86										281.86
Vehicle Expenses													0.00
Fuel Expense	300.97	391.24	307.60	566.71	222.85	507.05	277.16	158.43	149.61	155.24	95.45	249.58	3,381.89
Vehicle Repairs		131.06	99.38			168.29							398.73
Total Vehicle Expenses	300.97	522.30	406.98	566.71	222.85	675.34	277.16	158.43	149.61	155.24	95.45	249.58	3,780.62
Total Expenses	1,417.82	17,418.05	11,805.56	3,078.21	26,727.62	10,030.81	12,916.62	40,853.29	12,510.73	1,687.26	1,570.86	3,960.03	143,976.86
NET OPERATING INCOME	35,020.27	-4,709.66	-3,755.74	-2,886.36	8,021.40	10,094.99	-12,189.28	8,480.83	-2,420.04	2,845.53	-1,570.86	-1,215.03	35,716.05
NET INCOME	$35,020.27	$ -4,709.66	$ -3,755.74	$ -2,886.36	$8,021.40	$10,094.99	$ -12,189.28	$8,480.83	$ -2,420.04	$2,845.53	$ -1,570.86	$ -1,215.03	$35,716.05

Balance Sheet

As of December 31, 2024

	Total
ASSETS	
Current Assets	
Bank Accounts	
US Bank Checking 0245	8,943.77
US Bank Checking 2902	15.00
Total Bank Accounts	**8,958.77**
Other Current Assets	
Due From Yoga Muttz	4,538.82
Total Other Current Assets	**4,538.82**
Total Current Assets	**13,497.59**
TOTAL ASSETS	**$13,497.59**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Chase Credit Card (3072)	2,005.72
Chase Credit Card(7595)	0.00
M. FLAUM (3080) - 2	793.30
US Bank Credit Card - 0204	0.00
Total Credit Cards	**2,799.02**
Other Current Liabilities	
Due to Partners	13,755.00
Total Other Current Liabilities	**13,755.00**
Total Current Liabilities	**16,554.02**
Total Liabilities	**16,554.02**
Equity	
Partner Contributions	
John Contributions	3,265.68
Manning Contributions	1,500.00
Partner Contributions - Gemini Squared	21,000.00
Total Partner Contributions	**25,765.68**
Partner Distributions	
John Distributions	-141,407.79
Manning Distributions	-79,786.49
Total Partner Distributions	**-221,194.28**
Partner Distributions - Gemini Squared	-4,542.65
Retained Earnings	161,198.77
Net Income	35,716.05

	Total
Total Equity	-3,056.43
TOTAL LIABILITIES AND EQUITY	**$13,497.59**

No assurance provided on these financial statements. Substantially all disclosures and the one month cash flow statement are omitted.

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Statement of Cash Flows
January - December 2024

	Total
OPERATING ACTIVITIES	
Net Income	35,716.05
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Due From Yoga Muttz	-262.82
American Express Credit Card (deleted)	-1,724.62
Chase Credit Card (3072)	-16,150.21
M. FLAUM (3080) - 2	18.27
US Bank Credit Card - 0204	-2,544.66
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-20,664.04**
Net cash provided by operating activities	**15,052.01**
FINANCING ACTIVITIES	
Partner Contributions:Partner Contributions - Gemini Squared	21,000.00
Partner Distributions:John Distributions	-11,806.71
Partner Distributions:Manning Distributions	-15,339.20
Partner Distributions - Gemini Squared	-4,542.65
Net cash provided by financing activities	**-10,688.56**
NET CASH INCREASE FOR PERIOD	**4,363.45**
Cash at beginning of period	4,595.32
CASH AT END OF PERIOD	**$8,958.77**

No assurance provided on these financial statements. Substantially all disclosures and the one month cash flow statement are omitted.

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